EXHIBIT 99.13

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change November 10, 2011
Item 3	News Release The news release dated November 10, 2011 was disseminated through Marketwire’s Canadian and U.S. timely Disclosure, plus United Kingdom, and filed on SEDAR on November 10, 2011.
Item 4
Summary of Material Change

The Company reported the final assay results from its Brucejack Project in northern British Columbia, including more exceptionally high-grade results from the Valley of the Kings Zone.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated November 10, 2011.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 10th day of November, 2011

November 10, 2011	News Release 11-33

More High-Grade Gold Intersected in Valley of the Kings Zone

Vancouver, British Columbia November 10, 2011; TSX:PVG - Pretium Resources Inc. (“Pretivm”) is pleased to report the final assay results from its Brucejack Project in northern British Columbia, including more exceptionally high-grade results from the Valley of the Kings Zone.  (See Table 2 below for the final 26 holes.)

Valley of the Kings Zone

Selected highlights include:

•	Hole SU-266 intersected 0.56 meters with uncut grades of 13,600 grams of gold and 6,910 grams of silver per tonne (1.8 feet averaging 396.7 ounces gold and 201.5 ounces of silver per ton);

•	Hole SU-269 intersected 0.68 meters with uncut grades of 6,110 grams of gold and 2,220 grams of silver per tonne (2.2 feet averaging 178.2 ounces gold and 64.7 ounces silver per ton).

The bonanza-grade intercept in hole SU-266, which ended in mineralization, was intersected in an interval of 5.5 meters with cut grades of 36.8 grams of gold and 261.9 grams of silver per tonne (uncut grades of 1,414.6 grams of gold and 751.6 grams of silver per tonne.)

Also of note from drilling in the West Zone footwall is hole SU-282, which intersected 0.65 meters grading 395.0 grams of gold and 435.0 grams of silver per tonne in a wider mineralized intersection of 209.18 meters grading 2.5 grams of gold and 29.5 grams of silver per tonne.

2011 Top Brucejack High-Grade Gold Intersections

Over the course of the 2011 drilling program at Brucejack, a total of 24 intervals with uncut grades over 1,000 grams per tonne gold were intersected in 17 holes.  The top ten highest-grading gold intersections from the 2011 program (all from the Valley of the Kings Zone) are shown in Table 1 below.

Table 1: 2011 Top Ten Highest-Grading Gold Intersections from the Brucejack Project (1)(2)(5)

Hole No.	Collar Coords.	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)
SU-115	6258015N 426456E	-50 / 180	60.60	61.20	0.6	18,754	9,312
SU-260	6257998N 426481E	-45 / 180	65.84	66.34	0.50	17,750	7,780
SU-266	6258048N 426481E	-45 / 180	343.69	344.25	0.56	13,600	6,910

Hole No.	Collar Coords.	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)
SU-230	6257881N 426643E	-65 / 360	305.73	306.73	1.00	7,420	3,800
SU-150	6257955N 426311E	-65 / 360	76.38	76.88	0.50	6,670	3,630
SU-269	6258051N 426373E	-50 / 180	295.08	295.76	0.68	6,110	2,220
SU-195	6257767N 426641E	-50 / 360	349.39	349.89	0.50	5,740	2,750
SU-115	6258015N 426456E	-50 / 180	76.10	76.61	0.51	4,209	2,039
SU-132	6258000N 426351E	-47 / 360	57.68	58.18	0.50	4,060	1,660
SU-249	6258051N 426507E	-57 / 180	115.59	116.09	0.50	3,880	1,745
(1) and (5), see footnotes to Table 2.
(2)All assays are uncut.

The update to the Brucejack Project mineral resource estimate is now underway, and is expected to be reported this quarter.

Table 2: Selected Brucejack Project Drill Results, November 2011 (SU-261 to SU-288)(1,4)

Hole No.	Collar Coords.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
VALLEY OF THE KINGS ZONE
SU-261	6257488N 426623E	-65 / 360		55.5	171.0	115.5	1.95	20.0
			incl.	58.91	64.0	5.09	4.70	114.0
			incl.	118.0	128.5	10.5	7.00	53.6
			incl.	152.8	165.0	12.2	4.38	25.4
SU-262(3)	6257653N 426673E	-50 / 360		24.5	26.0	1.5	14.55	741.0
				444.5	500.5	56.0	1.24	7.8
SU-263	6257875N 426304E	-55 / 360		337.5	416.5	79.0	1.14	4.5
SU-264(3)	6258012N 426376E	-50 / 180		175.5	224.5	49.0	0.97	8.8
				249.4	279.5	30.1	1.29	3.3
SU-265	6257736N 426454E	-50 / 360		270.0	318.0	48.0	1.026	3.0
				447.5	462.5	15.0	1.397	9.7
				510.5	512.0	1.5	45.10	31.0
SU-266(3)	6258048N 426481E	-45 / 180		246.0	274.5	28.5	1.28	4.6
				340.5	346.0	5.5	36.78	261.9	2 Au samples cut
				340.5	346.0	5.5	1,414.6	751.6	uncut

Hole No.	Collar Coords.	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
			incl.	343.69	344.25	0.56	13,600	6,910	uncut
				365.5	366.98	1.48	6.58	1.7
SU-267	6257903N 426595E	-50 / 360		72.5	146.5	74.0	0.8	9.4
				454.54	455.54	1.0	73.70	70.2
SU-268	6257907N 426327E	-65 / 360		189.5	197.0	7.5	3.57	15.4
				228.5	236.0	7.5	14.80	15.6
			incl.	233.0	234.5	1.5	59.50	36.8
SU-269	6258051N 426373E	-50 / 180		176.0	179.0	3.0	5.58	8.3
				255.9	275.0	19.1	3.57	15.6
			incl.	255.9	260.5	4.6	9.06	24.7
				288.5	312.0	23.5	9.3	73.2	2 Au samples cut
			incl.	294.32	295.08	0.76	569.0	317.0	uncut
			incl.	295.08	295.76	0.68	6,110	2,220	uncut
SU-270	6258131N 426378E	-47 / 360		1.87	15.5	13.63	5.42	8.7	1 Au sample cut
			incl.	1.87	2.37	0.5	169.0	22.9	uncut
				154.5	168.0	13.5	1.27	11.9
SU-271	6257930N 426691E	-50 / 360		98.97	102.18	3.21	4.15	8.9
				177.05	186.5	9.45	2.70	72.3
SU-272	6257935N 426304E	-65 / 360		253.0	268.0	15.0	3.37	7.2
				253.0	254.5	1.5	25.7	34.3
SU-273	6258033N 426553E	-50 / 180		106.5	129.0	22.5	1.10	17.1
				158.5	175.74	17.24	1.30	23.3
				208.0	218.5	10.5	9.69	10.9
			incl.	215.5	217.0	1.5	63.1	36.2
				284.65	285.13	0.48	46.70	11.4
				322.0	333.5	11.5	6.06	7.3	1 Au sample cut
			incl.	327.15	327.63	0.48	274.0	78.0	uncut
SU-274	6258075N 426344E	-45 / 360		18.5	23.9	5.4	5.67	20.5
				21.5	22.5	1.0	24.4	35.6
				104.68	135.5	30.82	0.80	9.5
SU-275	6258108N 426375E	-43 / 180		110.86	111.61	0.75	9.21	84.5
SU-276	6258072N 426375E	-50 / 180		250	311.5	61.5	0.75	8.1
				329.52	339.5	9.98	3.86	5.5
			incl.	329.52	330.02	0.5	26.9	33.5
SU-277	6257990N 426691E	-50 / 360		264.5	285.5	21.0	0.70	1.4

Hole No.	Collar Coords.	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
SU-278	6258046N 426300E	-43 / 360		81.0	81.81	0.81	36.4	25.3
				116.5	122.8	6.3	10.13	15.3
			incl.	119.5	121.0	1.5	34.6	34.0
WEST ZONE
SU-279	6258713N 426448E	-50 / 225		8.5	29.39	20.89	0.78	37.5
				49.0	62.5	13.5	1.67	216.6	1 Ag sample cut
			incl.	61.22	62.5	1.28	8.06	3,090	uncut
				158.0	214.0	56.0	1.21	6.6
SU-282	6258887N 426695E	-50 / 225		242.32	451.5	209.18	2.53	29.5	1 Au sample cut
			incl.	245.0	249.58	4.58	16.6	944.8
			incl.	372.0	373.5	1.5	116.0	87.5
			incl.	405.92	406.57	0.65	395.0	435.0	uncut
SU-283	6258646N 426505E	-50 / 225		3.3	128.5	125.2	1.21	13.7
			incl.	127.0	128.5	1.5	19.4	27.3
SU-284	6258926N 426378E	-50 / 225		88.5	119.5	31.0	0.86	2.7
				163.5	264.5	101.0	1.09	8.0
			incl.	183.5	188.5	5.0	4.68	18.1
SU-285	6258784N 426378E	-50 / 225		3.3	283.5	280.2	0.92	6.1
			incl.	188.5	191.5	3.0	11.54	25.8
			incl.	254.5	256.0	1.5	9.96	262.0
SU-287	6258567N 426581E	-50 / 225		36.0	42.0	6.0	1.84	4.3
CONDEMNATION HOLES
SU-286	6258644N 427040E	-50 / 225		237.37	239.0	1.63	1.50	208.0
SU-288	6258543N 427301E	-50 / 225		64.0	75.23	11.23	0.53	219.9
			incl.	74.0	75.23	1.23	3.03	1,320
				229.0	249.02	20.02	0.73	11.8	uncut
(1)	True thickness to be determined.
(2)	Unless otherwise indicated as uncut, all gold assays over 130 g/t were cut to 130 g/t and all silver assays over 2,100 g/t were cut to 2,100 g/t.
(3)	Hole ended in mineralization
(4)	Holes SU-280 and SU-281 were geotechnical holes and not sampled.
(5)
All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 10 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in northern British Columbia.  Pretivm is advancing the high-grade, underground gold opportunity at Brucejack and the bulk tonnage opportunities at both Brucejack and Snowfield.

For further information, please contact:

Robert  Quartermain
President and Chief Executive Officer

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)558-1784
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Investor Relations Director

Forward Looking Statement

This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.  Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final short-form prospectus dated April 4, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.